Exhibit 4.16

English Translations for Reference

FORM of LOAN AGREEMENT

This Loan Agreement (this “Agreement”) is entered into by the following three parties as of __________.

Party A: CISG Holdings Ltd., a limited liability company organized under the laws of British Virgin Islands.

Party B: __________, a citizen of the People’s Republic of China, with Entrepreneurial Sales Team number _________.

Party C: Fanhua Employees Holdings Limited, a limited liability company organized under the laws of British Virgin Islands.

Treasure Chariot Limited, a limited liability company organized under the laws of British Virgin Islands.

Or

Step Tall Limited, a limited liability company organized under the laws of British Virgin Islands.

The Company: Fanhua Inc. (“Fanhua” or the “Company”), a limited liability company organized under the laws of the Cayman Islands, and listed on the NASDAQ Global Select Market (Nasdaq: FANH).

WHEREAS:

1.	Party B is the full-time contracted entrepreneurial sales team leader who has passed the annual assessment by Party A or its subsidiaries in accordance with the Company’s entrepreneurial system, and promises Party A or its subsidiaries to achieve certain performance goals within the next five years from 2019 to 2023 (the “Performance Period”)

2.	Party B intends to subscribe for_________ ordinary shares (the “Shares”) of Fanhua Inc. at a price of US$29.0 per American Depositary Receipt (“ADR”, one ADR representing 20 ordinary shares), for a total of US$______ (“Subscription Price”). Party B entrusts Party C to subscribe and hold the shares on his or her behalf;

3.	To fund the share subscription, Party B desires to apply for a loan from Party A, and pledges the Shares, together with the interests generated by the sales team under Party B’s control and management as guarantees. Party B hereby authorizes Party C to implement the relevant provisions under this Agreement.

NOW THEREFORE, after friendly negotiations, all parties hereby agree as follows for mutual observance:

1.	Party B and Party C shall determine the following matters regarding the entrustment of the share subscription and the holding of the Shares.

1.1	Party C subscribes, registers and holds the Shares in its own name, and participates in the corresponding activities of the Company as a shareholder of Fanhua Inc., and exercises the voting rights of the Shares;

1.2	Party B is entitled to the beneficial economic benefits of the Shares, including dividends, interests and other related rights and interests. Party C shall transfer, handle and pay such beneficial economic benefits to Party B in accordance with the instructions given by Party B from time to time. Except with prior written consent of Party B, Party C shall not pledge the Shares or cause any other security interest to be created on the Shares, offer to transfer such Shares to any third party, make any commitment about the offer of any third party to acquire the shares, or execute any agreement to transfer the shares with any third party.

1 / 6

2.	Party A agrees to provide Party B with a loan in an aggregate principle amount of______, representing 90% of the Subscription Price. The annual interest rate is 8% and the interests shall be calculated based on the actual borrowing period. Party A will directly transfer the loan to the account designated by Party C for the purpose of subscribing for the Shares under the instruction of Party B.

3.	Party B agrees to accept the above loan and acknowledges that:

3.1	Party B shall pledge the Shares and provide his or her other personal assets including but not limited to the interests of the entrepreneurial team under his or her control and management as guarantee to secure the loan under this Agreement, and authorize Party C to execute relevant provisions in accordance with the terms and conditions of this Agreement;

3.2	During the loan period, all cash dividends derived from the Shares will be paid directly by Party C into the bank account designated by Party A for the purpose of repaying the interest and principal of the loan.

4.	Based on the above loans, Party B promises to achieve the following performance goals:

4.1	From 2019 to 2020, the entrepreneurial team under the control and management of Party B shall pass the annual assessment, and the growth rate of the life insurance business generated by the sales team in terms of annual premium equivalent (“APE”) shall not be less than 15%;

4.2	In 2021, the entrepreneurial team under the control and management of Party B shall pass the annual assessment and complete the sales target of RMB_____ in APE;

4.3	In 2022, the entrepreneurial team under the control and management of Party B shall pass the annual assessment, and the APE generated by his or her team will be no less than the performance target his or her team achieved in 2021;

4.4	In 2023, the entrepreneurial sales team under the control and management of Party B shall pass the annual assessment, and the APE generated by his or team will be no less than the performance target his or her team achieved in 2022.

5.	Party B unconditionally agrees that:

5.1	During the Performance Period, Party B shall not dispose of the Shares, including but not limited to sell the Shares on the open market or transfer to any individual(s) designated by Party A, without prior written consent by Party A.

2 / 6

5.2	If Party B’s performance in 2021 is less than 70% (excluding 70%) of the promised performance target, or his/her full-time contractual relationship with Party A or its subsidiaries is terminated during the Performance Period, Party C shall have the right to dispose of the Shares, by selling the Shares on the open market or transferring the Shares to any individual(s) designated by Party A under Party A’s instructions. The proceeds from the disposition of the Shares shall be used to repay the principal and interest of the loan in connection with the Shares under this Agreement. If the proceeds from the disposition of the Shares are insufficient to repay the principal and interest of the Loan under this Agreement in full, the loan shall be claimed in accordance with the manners specified in Article 11 of this Agreement; if there is any remaining amount after repaying the principal and interest of the Loan, the remaining proceeds shall be used in the following order: i) to repay Party B with his or her own capital contribution; ii) to pay Party B the interests on his or her own contribution at an interest rate of up to 8% per annum; and iii) to pay the remainder to Party A.

5.3	If Party B’s performance in 2021 achieves 70% (including 70%) of the promised performance target but is below 100% (excluding 100%), and the performance he or she achieves in 2022 and 2023 is no less than the same level in 2021, after the expiration of the Performance Period, Party B may instruct Party C to dispose of the Shares by selling the Shares on the open market or transfer the Shares to any individual(s) designated by Party A. The proceeds from the disposition of the Shares shall be used to repay the principal and interest of the loan first. If the proceeds of the disposal are insufficient to repay the principal and interest of the loan under this Agreement in full, payment of the loan shall be claimed in accordance with Article 11 of this Agreement. After paying off the loan principal and interest under this Agreement in full, the remaining amount of the proceeds shall be used in the following order: i) to repay Party B with its own capital contribution; ii) to pay Party B the interests on his or her own contribution at an interest rate of up to 8% per annum; iii) to pay Party B the amount calculated as 50% of the remaining proceeds after deducting i) and ii) multiplied by the percentage of the performance goals that he or she achieves; and vi)to pay the remainder to Party A. If Party B’s performance in 2021 achieves 70% (including 70%) of the promised performance targets and is below 100% (excluding 100%), and the APE of life insurance products in 2022 or 2023 fails to maintain at least the same level as that in 2021, it shall be deemed failure to achieve performance goals and the disposition of the Shares and the repayment of the loan shall be executed in accordance with Article 5.2 of this Agreement.

5.4	If Party B reaches his or her performance goals, Party B may instruct Party C to dispose of the Shares. Party B may keep all the remaining amount of the proceeds after fully repaying the loan principal and interest under this Agreement.

5.5	During the Performance Period, if Party B resigns from the Company or its subsidiaries, dies or disappears, the disposition of the Shares and repayment of the principal and interests of the loan shall be implemented according to Article 5.2 of this Agreement.

6.	Party C agrees to implement relevant provisions of this Agreement to ensure the interests of Party A and Party B.

7.	The Parties unanimously acknowledge that the loan provided by Party A to Party B under this Agreement shall be solely used for the purchase of the Shares.

8.	The maturity date of the loan under this Agreement is December 31, 2023 or the disposition date of the Shares, whichever comes first, and may be extended with the written consent of Party A and Party B. Party B may repay the principal and interest of the loan on or before the due date. The remaining amount of the loan principal and interest shall be repaid in lum sum, upon expiration of the Performance Period.

3 / 6

9.	During the term of the loan or during the extended loan period, if Party B has any of the following circumstances, Party B shall agree unconditionally that Party C has the right to dispose of the Shares in accordance with Party A’s instruction and that all proceeds shall be used to repay the principal and interest of the loan under this Agreement. Party A shall have the right to confiscate Party B’s own capital contribution and all proceeds (if any). If the proceeds are insufficient to repay the loan principal and interest under this Agreement, claim of the loan shall be made in accordance with Article 11 of this Agreement.

9.1	Party B makes sales misrepresenation, engages in illegal fund-raising, sells other company’s products, forges the Company’s official seals without permission or acts in violation of laws and regulations;

9.2	Party B engages in criminal activities or gets involved in criminal activities.

10.	The Parties agree and acknowledge that Party B shall repay the loan in the following single or joint manner(s): (1) before the loan is due, Party B (or his or her heir(s)) shall repay the loan through wire transfer into the bank account designated by Party A; (2) after the Performance Period and before the loan is due, Party B (or his or her heir(s)) shall instruct Party C to sell the Shares in accordance with Article 5 of this Agreement, and use the proceeds to repay the principal and interests of the loan under this Agreement; (3) when the loan is due, Party B shall unconditionally agree that Party C shall dispose of the Shares in accordance with Party A’s instruction, including but not limited to sell or transfer to any other third party designated by Party A, and use the proceeds to repay the loan principal and interests under this Agreement.

11.	All the Parties agree that the proceeds from the sale of the Shares on the open market or the transfer of the Shares to any person designated by Party A shall be used to repay the principal and interests of the loan under this Agreement, and Party C shall have the right to directly pay the relevant amount to Party A. When the loan is due, if the proceeds from the disposition of the Shares in the manner listed in Article 9 are not adequate to repay the principal and interests of the loan under this Agreement in full, Party A shall have the right to request the assistance from the employer of Party B (his or her heir (s), or transferee(s)) or its affiliate use all of the income (including but not limited to personal remuneration, proceeds from the sale of stocks or exercise of stock options) received by Party B (his or her heir(s) or assignee(s)) to repay the remaining amount of the principal and interests of the loan without prior written consent from Party B. If Party B still can’t repay the loan principal and interest under this Agreement in full in the manners specified in this Article, Party A shall have the right to take all necessary legal actions to claim the repayment of the loan by Party B (or his or her heir (s) or transferee(s)).

12.	From the execution date of this Agreement until the termination hereof, Party B and Party C hereby represent and warrant to Party A that:

12.1	Party B clearly understands all the terms and conditions under this Agreement. Once executed, this Agreement constitutes a legal, valid and binding obligation of Party B, enforceable against Party B in accordance with its provisions;

12.2	Except for the provisions stipulated in this Agreement, Party B shall not mortgage, pledge or otherwise encumber the Shares, and shall not make an offer to transfer any such Shares to any third party, make any commitment about any third party’s offer to acquire the Shares, or execute any agreement to transfer the Shares with any third party.

13.	Party B and Party C covenant that during the term of this Agreement, they shall not transfer, mortgage or cause any other security interest placed on the Shares before the loan principal and interests are paid off in full under this Agreement, without the prior written consent of Party A.

14.	This Agreement shall be binding on and inure to the benefit of all parties hereto and their respective successors, heirs and permitted assignees.

15.	The formation, validity, interpretation, performance, amendment and termination of and resolution of disputes in connection with this Agreement shall be governed by the PRC laws. Any dispute, controversy or claim arising from the interpretation and performance in connection with this Agreement (including any question regarding its existence, validity or termination) shall be settled by all parties through friendly consultations. In case no settlement can be reached within thirty (30) days after one party makes a request for settlement, either party may submit such dispute to the China International Economic and Trade Arbitration Commission (“CIETAC”) for arbitration in accordance with its arbitration rules then in effect at the time of applying for arbitration. The arbitration award shall be final and binding upon all Parties;

4 / 6

16.	All Parties agree and acknowledge that the terms and conditions of this Agreement shall be effective as of the share subscription date until all Parties have performed their obligations under this Agreement. This Agreement is severable. If any provision of this Agreement is held to be invalid or unenforceable, such provision shall not affect the validity and enforceability of the remainder of this Agreement. Any obligation arising out of this Agreement or that is due before the expiration or early termination of this Agreement shall survive such expiration or early termination. Articles 10 hereof shall survive the termination of this Agreement.

17.	This Agreement shall not be amended or modified except with the written consent of both parties. In case of anything not covered herein, both parties may make supplements hereto by signing a written agreement. Any amendment, modification, supplement or annex to this Agreement shall form an integral part of this Agreement.

18.	This Agreement shall be formed on its signing date. This Agreement is executed in three originals, with each of Party A, Party B and Party C holding one original. All originals have the same legal effect.

[No text below]

5 / 6

IN WITNESS WHEREOF, all parties have entered into this Agreement as of the date first above written.

Party A: CISG Holdings Ltd.

Chop:

Party B: ___________________________

Signature: __________________________

Party C: Fanhua Employees Holdings Limited

Treasure Chariot Limited

Or

Step Tall Limited

Chop: ____________________________

6 / 6